UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2007

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                       Sequential
 Exhibit                                        Description                                 Page Number

1.	Press release on Taiwanese High technology center chooses alvarion’s 16e-based mobile wimax solution dated May 14, 2007	4

       SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVARION LTD.

Date: May 14th, 2007                    By: /s/ Efrat Makov
Name: Efrat Makov
Title:	CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                Esther Loewy, Investor Relations
+972-3-645-6252            +650-314-2653
+760-517-3187               +972-3-767-4476
Efrat.makov@alvarion.com                 esther.loewy@alvarion.com

FOR IMMEDIATE RELEASE

Taiwanese High technology center chooses alvarion’s 16e-based mobile wimax solution

4Motion to Provide Full Coverage to Industrial Technology Research Institute
Campus in Hsinchu, Taiwan

Showcasing WiMAX/Wi-Fi Handover at Taipei International
Convention Center Booth T2-1; Alvarion’s Booth S8-1

Taipei Summit, Taiwan May 14, 2007— Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX and wireless broadband solutions, today announced that the Industrial Technology Research Institute (ITRI) in Taiwan has chosen its Mobile WiMAX solution. Alvarion’s 16e-based all-IP 4MotionTM OPENTM WiMAX solution is designed to provide Mobile WiMAX services across the campus in Hsinchu, co-existing with Wi-Fi network. As a government-sponsored, primary R&D center for telecommunications industry in Taiwan, ITRI aims to develop cutting-edge technology and further innovate currently available technologies.

Building on prior successful WiMAX trials in the M-Taiwan project, such as with Chunghwa Telecom (CHT), Alvarion continues to contribute to the Taiwanese government’s plan to provide ubiquitous broadband throughout the island nation. The main goals of the M-Taiwan initiative include elevating Taiwan to being one of the top five countries in the world for Internet penetration, while becoming one of the top ten countries in the world for low online access fees. In addition, the project is aimed at improving the broadband and wireless infrastructures in the country’s remote areas to help bridge Taiwan’s digital divide.

“After thorough market research and technology evaluation, we found Alvarion’s 802.16e-based OPEN WiMAX solution to be a mature, advanced and stable one,” said Dr. Gin-Kou Ma, Deputy General Director of SoC Technology Center (STC) in ITRI. “Alvarion has been very supportive of our R&D efforts, contributing with its professional and extensive knowledge in WiMAX."

The deployment will serve two purposes on the campus, both providing wireless services over WiMAX and allowing the institute to conduct Mobile WiMAX research.

After the network is deployed, Alvarion will provide professional technical assistance to aid the research and development of WiMAX services over the new network.

“We are delighted to work with ITRI and enable vendors to evaluate their products via our 4Motion solution, combining BreezeMAXTM and best-of-breed systems,” said Rudy Leser, corporate vice president strategy and marketing of Alvarion. “Being selected by ITRI proves once again our strong technology leadership. OPEN WiMAX’s operator-centric focus, open architecture and creation of a multi-vendor complete ecosystem will assist local Taiwanese manufacturers to become leaders in the growing WiMAX market."

About ITRI

The Industrial Technology Research Institute (ITRI) is a non-profit R&D organization engaging in applied research and technical services (www.itri.org.tw). Founded in 1973, ITRI has played a vital role in transforming Taiwan’s economy from a labor-intensive model to a high-tech industrial one. ITRI is a multidisciplinary research center. It has six core laboratories, five focus centers, five linkage centers, several business development units, and other supporting units. ITRI has 6,000 employees, and serves as the technical center for industry and an unofficial arm of the government's industrial policies in Taiwan. Backed by its broad research scope and close industrial ties, ITRI is becoming an increasingly active member in the global industrial R&D community. Apart from its headquarters located in Taiwan, ITRI has branch offices in Silicon Valley, Tokyo, Berlin, and Moscow.

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Esther Loewy, Investor Relations: esther.loewy@alvarion.com or +972.3.767.4476.